Exhibit 16.1

February 21, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated February 21, 2008, of Biopure Corporation and are in agreement with the statements contained in the first, second, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control over the accounting for the impairment of long-lived assets, included in the third paragraph of Item 4.01 on page 2 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2007 financial statements.

/s/ Ernst & Young LLP

Boston, Massachusetts